[LETTERHEAD OF BATCHER, ZARCONE & BAKER, LLP]


                                  June 12, 2008

Ms. Carmen Moncada-Terry
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington,  DC  20549                                                 Via EDGAR

Re: Legal Opinion Pursuant to SEC Form S-1
    Amendment No. 1
    Registration Statement - Wolf Resources, Inc.
    File No. 333-151229

Dear Ms. Moncada-Terry:

On behalf of Wolf Resources, Inc. (the "Company"), we have today filed via the EDGAR system, Amendment No. 1 (the "First Amendment"') to the above-captioned Registration Statement in response to the comments in your letter dated May 24, 2006. The responses below are in direct correlation to your numbered comments.

Signature Page

     1. Please include all required signatures, including the signatures of the majority of the directors and the principal accounting officer or controller. See Instruction 1 to Signatures in Form S-1.

          We have amended the S-1 to include the signature of Robert Roth who is the only other Director of the Company. We have also included the designation of "Chief Financial Officer" and clarified that the position of Treasurer is the same as the Company's "Chief Accounting Officer" for Mr. Paterson.

Exhibit 5.1

     2. We note that the opinion of counsel is limited to the federal laws of the United States of America and General Corporation Law of the State of Nevada. Please provide us with a written confirmation that the reference and limitation to the "General Corporation Law of the State of Nevada" includes statutory provisions and also the applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws. See Current Issues and Rulemaking Projects Outline (November 14, 2000).

          Please note that the second paragraph of the opinion of counsel dated May 27, 2008 and filed on Edgar on May 28, 2008 contains the language

U.S. Securities and Exchange Commission
June 12, 2008
Page 2


          requested by the Commission in comment no. 2 above. Specifically, the second paragraph of the May 27, 2008 letter states:

          "The following opinion is based upon the Securities Act of 1933 as amended (the "Act") and Nevada securities laws, including without limitation, the statutory provisions, all applicable provisions of the Nevada constitution and reported judicial decisions interpreting those laws."

Please feel free to contact me via telephone at 619.475.7882 if you should have any questions regarding our responses above.

                                              Regards,

                                              BATCHER ZARCONE & BAKER, LLP


                                              /s/ Karen Batcher
                                              ----------------------------------
                                              Karen A. Batcher, Esq.


cc: Christopher Paterson, President
    Wolf Resources, Inc.